Tortoise Acquisition Corp. II
6363 College Boulevard
Overland Park, KS 66211

July 29, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed July 15, 2021
File No. 333-256173

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. II (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-4, File No. 333-256173, filed with the Commission on July 15, 2021 (the “Second Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Second Amended Registration Statement (the “Third Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Second Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Second Amended Registration Statement.

Amended Form S-4 filed July 15, 2021

U.S. Federal Income Taxation of U.S. Holders, page 167

1.	Refer to comment 4. We note that you provide a “should” opinion with respect to whether the Domestication will qualify as a Reorganization under Section 368 of the Code. Please have counsel revise the opinion to explain why a “will” opinion cannot be given and describe the degree of uncertainty. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors and include under the heading “What are the U.S. federal income tax consequences of the Domestication?” on page 7 a cross-reference to the added the risk factor.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 7–9, 94–95 and 167–169 of the Third Amended Registration Statement in response to the Staff’s comment to reflect the opinion of Vinson& Elkins L.L.P. that the Domestication “will” qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP. II

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures